Exhibit 99.4

LINKTONE LTD.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING ORDINARY SHARES OF

LINKTONE LTD.

Please refer to the reverse side of this card for the Proposals to be voted at the Meeting.

FOLD AND DETACH HERE

		FOR	AGAINST	ABSTAIN

	Proposal No. 1	☐	☐	☐

	Proposal No. 2	☐	☐	☐

Address Change	☐ Mark box, sign and indicate changes/comments below:				Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated on this card. ☐

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s) appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

PROPOSALS

PROPOSAL NO. 1:	Elect the Class II director named below for the term specified or until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal.

David Audy

PROPOSAL NO. 2:	Ratify the appointment of Ernst & Young LLP, Singapore as independent registered public accountants of Linktone Ltd. for the fiscal year ending December 31, 2012.

Linktone Ltd. JPMorgan Chase Bank, N.A., Depositary P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A. (the “Depositary”) has received notice that the 2012 Annual General Meeting (the “Meeting”) of Shareholders of Linktone Ltd. (the “Company”) will be held at 10:00 a.m. (Singapore time), on Thursday, September 13, 2012, at the Company’s offices at 39 MacTaggart Road, Level 5, Asia Media Centre, Singapore 368084, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Ordinary Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Proposals to be proposed at the Meeting, kindly execute and forward to the Depositary the attached Voting Instruction Card. The enclosed postage-paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such manner as to show clearly whether you desire the Company’s Proposals, or any of them, as the case may be. Alternatively, you may include instructions to give a discretionary proxy to a person designated by the Company. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), September 10, 2012. Only the registered holders of record as of the close of business on August 1, 2012, will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Ordinary Shares of the Company, of record on August 1, 2012, hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Ordinary Shares of the Company represented by such ADRs, on the Proposals at the Meeting.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be returned before 12:00 p.m. (Eastern Standard Time) on September 10, 2012.

For more information regarding the Meeting, including the AGM Notice and the Proxy Statement, and the 2011 Annual Report on Form 20-F for the year ended December 31, 2011, please visit the Company’s Website, respectively, at http://www.linktone.com/en/ir/shareholder-services.html and http://www.linktone.com/en/ir/financial-reports.html.

JPMorgan Chase Bank, N.A., Depositary

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.